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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ---------

                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.____)/1/


                        National Equipment Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  635847 10 6
                        ------------------------------
                                 (CUSIP Number)



                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


---------------
  /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages

-------------------------
  CUSIP No. 635847 10 6              13G
-------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Golder, Thoma, Cressey, Rauner Fund V, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          13,836,855 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          13,836,855 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      13,836,855 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      57.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN

------------------------------------------------------------------------------

                              Page 2 of 11 Pages

-------------------------
  CUSIP No. 635847 10 6              13G
-------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      GTCR V, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          13,836,855 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          13,836,855 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      13,836,855 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      57.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN

------------------------------------------------------------------------------

                              Page 3 of 11 Pages

-------------------------
  CUSIP No. 635847 10 6              13G
-------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Golder, Thoma, Cressey, Rauner, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          13,861,142 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          13,861,142 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      13,861,142 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      57.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      CO

------------------------------------------------------------------------------

                              Page 4 of 11 Pages

                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

            National Equipment Services, Inc. (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1800 Sherman Avenue
            Evanston, Illinois 60201

Item 2(a).  Name of Persons Filing:

            This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Golder, Thoma, Cressey, Rauner Fund V, L.P., a Delaware limited partnership, by virtue of its direct beneficial ownership of Common Stock, (ii) GTCR V, L.P., a Delaware limited partnership, by virtue of it being the general partner of Golder, Thoma, Cressey, Rauner Fund V, L.P., and (iii) Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation, by virtue of it being the general partner of GTCR V, L.P. and the managing general partner of GTCR Associates V (which possesses direct beneficial ownership of Common Stock). Golder, Thoma, Cressey, Rauner Fund V, L.P., GTCR V, L.P. and Golder, Thoma, Cressey, Rauner, Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

            Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person. The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The principal business address of each of the Reporting Persons is 6100 Sears Tower, Chicago, Illinois 60606-6402.

Item 2(c).  Citizenship:

            Golder, Thoma, Cressey, Rauner Fund V, L.P. and GTCR V, L.P. are limited partnerships organized under the laws of the State of Delaware. Golder, Thoma, Cressey, Rauner, Inc. is a corporation organized under the laws of the State of Delaware.

                               Page 5 of 11 Pages

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share ("Common Stock").

Item 2(e).  CUSIP No.:

            635847 10 6

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

            This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.

Item 4.     Ownership:

      (a)   Amount Beneficially Owned:

            As of December 31, 1998, Golder, Thoma, Cressey, Rauner Fund V, L.P. was the registered owner of 13,836,855 shares of Common Stock or approximately 57.4% of the Common Stock outstanding as of December 31, 1998, assuming there were 24,121,885 shares of Common Stock outstanding as of such date (as set forth in the Company's Form 10-Q for the quarter ended September 30, 1998). By virtue of the relationship between Golder, Thoma, Cressey, Rauner Fund V, L.P. and GTCR V, L.P. described in Item 2(a), GTCR V, L.P. may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by Golder, Thoma, Cressey, Rauner Fund V, L.P. By virtue of the relationship between Golder, Thoma, Cressey, Rauner Fund V, L.P., GTCR V, L.P. and Golder, Thoma, Cressey, Rauner, Inc. described in
            Item 2(a), Golder, Thoma, Cressey, Rauner, Inc. may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by Golder, Thoma, Cressey, Rauner Fund V, L.P. GTCR V, L.P. and Golder, Thoma, Cressey, Rauner, Inc. disclaim beneficial ownership of (and the power to vote or direct the vote of) the shares of Common Stock beneficially owned by Golder, Thoma, Cressey, Rauner Fund V, L.P. The filing of this statement by GTCR V, L.P. and Golder, Thoma, Cressey, Rauner, Inc. shall not be construed as an admission that either is, for the purposes of Section 13(d) or
            Section 13(g) of the Act, the beneficial owner of (or possesses the power to vote or direct the vote of) any securities covered by this statement.

            Additionally, as of December 31, 1998, GTCR Associates V was the registered owner of 24,287 shares of Common Stock or approximately 0.1% of the Common Stock outstanding as of December 31, 1998, assuming there were 24,121,885 shares of Common Stock outstanding as of such date (as set forth in the Company's Form 10-Q for the quarter ended September 30, 1998). By virtue of the relationship between GTCR Associates V and Golder, Thoma, Cressey, Rauner, Inc. described in Item

                               Page 6 of 11 Pages

            2(a), Golder, Thoma, Cressey, Rauner, Inc. may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by GTCR Associates V. Golder, Thoma, Cressey, Rauner, Inc. disclaims beneficial ownership of (and the power to vote or direct the vote of) the shares of Common Stock beneficially owned by GTCR Associates
            V. The filing of this statement by Golder, Thoma, Cressey, Rauner, Inc. shall not be construed as an admission that it is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of (or possesses the power to vote or direct the vote of) any securities covered by this statement.

      (b) Percent of Class: (Assuming 24,121,885 shares outstanding as of December 31, 1998)

            Each of Golder, Thoma, Cressey, Rauner Fund V, L.P. and GTCR V,
            L.P.: 57.4%

            Golder, Thoma, Cressey, Rauner, Inc.: 57.5%

      (c) Number of shares as to which each of Golder, Thoma, Cressey, Rauner Fund V, L.P. and GTCR V, L.P. has:

            (i)   sole power to vote or to direct the vote: None (See Item 4(a))

            (ii)  shared power to vote or to direct the vote: 13,836,855 (See
                  Item 4(a))

            (iii) sole power to dispose or to direct the disposition of: None
                  (See Item 4(a))

            (iv)  shared power to dispose or to direct the disposition of:
                  13,836,855 (See Item 4(a))

            Number of shares as to which Golder, Thoma, Cressey, Rauner, Inc.
            has:

            (i)   sole power to vote or to direct the vote: None (See Item 4(a))

            (ii)  shared power to vote or to direct the vote: 13,861,142 (See
                  Item 4(a))

            (iii) sole power to dispose or to direct the disposition of: None
                  (See Item 4(a))

            (iv)  shared power to dispose or to direct the disposition of:
                  13,861,142 (See Item 4(a))

Item 5.     Ownership of Five Percent or Less of a Class:

                               Page 7 of 11 Pages

            If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [_].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable.

Item 9.     Notice of Dissolution of Group:

            Not Applicable.

Item 10.    Certification:

            Not Applicable.

                               Page 8 of 11 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 21, 1999        GOLDER, THOMA, CRESSEY, RAUNER FUND V, L.P.

                              By:  GTCR V, L.P., its General Partner

                              By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner

                                        /s/ William C. Kessinger
                              By:       __________________________
                              Name:     William C. Kessinger
                              Title:    Principal



                              GTCR V, L.P.

                              By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner

                                        /s/ William C. Kessinger
                              By:       __________________________
                              Name:     William C. Kessinger
                              Title:    Principal



                              GOLDER, THOMA, CRESSEY, RAUNER, INC.

                                        /s/ William C. Kessinger
                              By:       __________________________
                              Name:     William C. Kessinger
                              Title:    Principal

                               Page 9 of 11 Pages

                                                                       EXHIBIT A
                                                                       ---------

                      SCHEDULE 13G JOINT FILING AGREEMENT

                             _____________________


          The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

          (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of each of the undersigned and each other person executing this Agreement; and

          (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


Date: January 21, 1999        GOLDER, THOMA, CRESSEY, RAUNER FUND V, L.P.

                              By:  GTCR V, L.P., its General Partner

                              By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner

                                        /s/ William C. Kessinger
                              By:       __________________________
                              Name:     William C. Kessinger
                              Title:    Principal

                              Page 10 of 11 Pages

                              GTCR V, L.P.

                              By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner

                                        /s/ William C. Kessinger
                              By:       __________________________
                              Name:     William C. Kessinger
                              Title:    Principal



                              GOLDER, THOMA, CRESSEY, RAUNER, INC.

                                        /s/ William C. Kessinger
                              By:       __________________________
                              Name:     William C. Kessinger
                              Title:    Principal

                              Page 11 of 11 Pages